UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of October 2018

The following exhibits are furnished herewith:

Exhibit 99.1	CNH Industrial N.V. Notice of Extraordinary Meeting of Shareholders to be held on November 29, 2018

Exhibit 99.2	CNH Industrial N.V. Extraordinary General Meeting of Shareholders November 29, 2018 Agenda and Explanatory Materials

Exhibit 99.3	2018 Extraordinary General Meeting of Shareholders Proxy Cards

Exhibit 99.4	2018 Extraordinary General Meeting of Shareholders Attendance Card

Exhibit 99.5	Press release, dated October 18, 2018, titled: “CNH Industrial: calling of the Extraordinary General Meeting”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Corporate Secretary

October 18, 2018

Index of Exhibits

Exhibit Number	Description of Exhibit
Exhibit 99.1	CNH Industrial N.V. Notice of Extraordinary Meeting of Shareholders to be held on November 29, 2018

Exhibit 99.2	CNH Industrial N.V. Extraordinary General Meeting of Shareholders November 29, 2018 Agenda and Explanatory Materials

Exhibit 99.3	2018 Extraordinary General Meeting of Shareholders Proxy Cards

Exhibit 99.4	2018 Extraordinary General Meeting of Shareholders Attendance Card

Exhibit 99.5	Press release, dated October 18, 2018, titled: “CNH Industrial: calling of the Extraordinary General Meeting”